AEM SPA

RECEIVED

2007 DEC 17 A 9:24

FILE NO. 82-4911

N.

(da citare nella risposta)

AFG/SLS/SES/250/2007/MAN/cg

07028648

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

December 10, 2007

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
DEC 20 2007
THOMSON
FINANCIAL

Encl.

AEM SPA

PRESS RELEASE

AEM SPA IN RELATION TO TODAY'S DECISION OF THE EU COURT OF JUSTICE

Milan, 6 December 2007 – The European Community Court of Law decision was filed today in relation to the preliminary interpretative issue raised by the Administrative Court of Lombardy, in the scope of disputes between various consumer protection associations and minor shareholders as well as individual shareholders of AEM, regarding the compatibility of article 2449 of the civil code with article 56 of the EU Treaty. In particular, the issue referred to the legitimacy of the aforementioned civil code provision in light of the modification of article 16 of AEM's by-laws.
The by-laws was deliberated by the Company's extraordinary meeting on 29 April 2004, which introduced the right of the Municipality of Milan to directly appoint up to a quarter of the members of the Company's Board of Directors, in addition to the right to agree with the other shareholders on the appointment of the remaining directors by means of the slate system (an Italian voting method designed to ensure an adequate representation on the Board of Directors of persons drawn from slates presented by minority shareholders).

The court established that article 2449 of the civil code conflicts with Article 56 of the European Community Institutive Treaty to the extent that it ascribes a public authority, in this particular case the Municipality of Milan, the benefit of a disproportionate controlling power compared to its shareholding in the capital of a limited company, and this with specific reference to the AEM by-laws dispositions that allow the Municipality of Milan to indicate the majority of the members of the Board of Directors having approximately 34% of the Company's ordinary shares.

Since, following the merger with ASM, the Municipality of Brescia and the Municipality of Milan hold as a whole approximately 55.4% of the share capital of the company post-merger (that will have assumed the name A2A S.p.a.), and precisely for approximately 27.7% each, **the Court of Justice's decision will not have any impact on the new Company By-laws that will come into effect on the date the merger with ASM becomes effective**. The new A2A S.p.a. By-laws provides that article 2449 of the civil code will not be applicable if the Municipality of Brescia and the Municipality of Milan hold as a whole a shareholding equal to or less than 50% of the share capital with the right to vote.

For further information:

Biagio Longo – *Communications and External Relations Director AEM Spa*
Tel. 02 7720.4582 email: biagio.longo@aem.it
Renata Bonfiglio – *Investors Relations Manager AEM Spa*
Tel. 02 7720.3879 email: ir@aem.it

END